12g 82-4828

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

03045351

Notice – Collection and Use ...ired under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administrati... legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required informatio... In each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or comp... or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regula... information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC NORTH WEST CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

SUPR

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR
GIVEN NAMES: HARRY
NO. STREET APT: 2303 WEST 41ST AVENUE
CITY: VANCOUVER
PROV: BC
POSTAL CODE: N6M2A3
BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870
BUSINESS FAX NUMBER: 604 - 685 - 6550
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Private Options	(20000)							(30000)	1	H Barr
Options	567000							567000	2	Cdn Gravity
Options	80000							80000	1	H Barr
Warrants	7324							7324	1	H Barr
Common	352500							352500	2	Cdn Gravity
Common	902834	07/03/03	97		150000	0		752834	2	293020
Common	54247	19/02/03	97		30600	0		23647	1	H Barr

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

97: Per Settlement Agnt

dlw 1/5

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR
SIGNATURE: [signature]
DATE OF THE REPORT (DAY / MONTH / YEAR): 19/12/03